NO ACT

PE
3-3-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE





11005927

March 3, 2011

Michael J. O'Brien
Senior Vice President, General Counsel
and Secretary
Omnicom Group Inc.
437 Madison Avenue
New York, NY 10022



Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-03-2011

Re: Omnicom Group Inc.

Dear Mr. O'Brien:

This is in regard to your letter dated March 3, 2011 concerning the shareholder proposal submitted by Amalgamated Bank's LongView LargeCap 500 Index Fund for inclusion in Omnicom's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Omnicom therefore withdraws its January 25, 2011 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Matt S. McNair
Attorney-Adviser

cc: Cornish F. Hitchcock
Hitchcock Law Firm PLLC
1200 G Street, NW, Suite 800
Washington, DC 20005-6705

Omnicom Group Inc.

Michael J O'Brien
Sr. Vice President,
General Counsel and Secretary

March 3, 2011

VIA ELECTRONIC MAIL

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: **Shareholder Proposal to Omnicom Group Inc. from Amalgamated Bank's LongView LargeCap 500 Index Fund**

Ladies and Gentlemen:

On January 25, 2011, Omnicom Group Inc. (the "Company") submitted to the staff (the "Staff") of the Division of Corporation Finance a no-action request relating to the Company's ability to exclude from its proxy materials for its 2011 annual meeting of shareholders a shareholder proposal (the "Proposal") pursuant to Rule 14a-8 under the Exchange Act of 1934, as amended, from Amalgamated Bank's LongView LargeCap 500 Index Fund (the "Proponent") requesting that the Company's Board of Directors adopt a policy of obtaining shareholder approval for future agreements and corporate policies that would obligate the Company to make payments, grants or awards following the death of a senior executive. The Company's no-action request sets forth the basis for our view that the Proposal is excludable under Rule 14a-8(i)(10).

In a letter dated March 1, 2011, attached as Exhibit A hereto, the Proponent informed the Company of its decision to withdraw the Proposal. Based on the withdrawal of the Proposal, the Company hereby informs the Staff that the Company is withdrawing its no-action request of January 25, 2011 relating to the Proposal.

Please contact the undersigned or Joel H. Trotter of Latham & Watkins LLP at (202) 637-2165 to discuss any questions you may have regarding this matter.

Very truly yours,



Michael J. O'Brien
Senior Vice President, General Counsel
and Secretary

Enclosures

cc: Cornish F. Hitchcock
Joel H. Trotter, Latham & Watkins LLP

437 Madison Avenue, New York, N.Y. 10022 (212) 415-3640 Fax (212) 415-3574

Exhibit A

HITCHCOCK LAW FIRM PLLC
1200 G STREET, NW • SUITE 800
WASHINGTON, D.C. 20005-6705
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

1 March 2011

Joel H. Trotter, Esq.
Latham & Watkins
555 11th Street, NW Suite 500
Washington, DC 20004

By E-mail

Re: Shareholder proposal for 2011 annual meeting

Dear Mr. Trotter:

On behalf of the Amalgamated Bank's LongView LargeCap 500 Index Fund (the "Fund"), I wanted to advise that the Fund hereby withdraws the shareholder proposal submitted for inclusion in Omnicom Group's 2011 proxy materials. This decision is based on the newly adopted policy on the subject of the proposal, as covered in your e-mail dated the 23rd.

Please let me know if you have any questions in this regard.

Very truly yours,



Cornish F. Hitchcock

Omnicom Group Inc.

January 25, 2011

VIA ELECTRONIC MAIL

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: **Shareholder Proposal to Omnicom Group Inc. from Amalgamated Bank's LongView LargeCap 500 Index Fund**

Ladies and Gentlemen:

This letter is submitted pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. Omnicom Group Inc. (the "Company") has received a shareholder proposal and supporting statement attached hereto as Exhibit A (the "Shareholder Proposal") from the Amalgamated Bank's LongView LargeCap 500 Index Fund (the "Proponent") for inclusion in the Company's proxy statement for its 2011 annual meeting of shareholders. To the extent that the reasons for exclusion of the Shareholder Proposal from the Company's 2011 proxy materials stated herein are based on matters of law, such reasons constitute the opinions of the undersigned, an attorney licensed and admitted to practice law in the State of New York. Such opinions are limited to the law of the State of New York and the federal law of the United States.

The Company hereby advises the staff (the "Staff") of the Division of Corporation Finance that it intends to exclude the Shareholder Proposal from its 2011 proxy materials. The Company respectfully requests confirmation that the Staff will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excludes the Shareholder Proposal pursuant to Rule 14a-8(i)(10), as the Company intends to substantially implemented the Shareholder Proposal prior to distribution of its 2011 proxy materials.

By copy of this letter, we are advising the Proponent of the Company's intention to exclude the Shareholder Proposal. In accordance with Rule 14a-8(j)(2) and Staff Legal Bulletin No. 14D, we are submitting by electronic mail (i) this letter, which sets forth our reasons for excluding the Proposal; and (ii) the Proponent's letter submitting the Proposal.

Pursuant to Rule 14a-8(j), we are submitting this letter not less than 80 days before the Company intends to file its 2011 proxy materials.

437 Madison Avenue, New York, N.Y. 10022 (212) 415-3600 Fax (212) 415-3530

I. The Shareholder Proposal and the Company Policy.

The Shareholder Proposal submitted for inclusion in the 2011 proxy materials requests that the Board of Directors (the "Board") of the Company adopt a policy of obtaining shareholder approval for future agreements and corporate policies that would obligate the company to make payments, grants or awards following the death of a senior executive.

The Board, at its upcoming meeting on February 10, 2011, intends to adopt the policy attached hereto as Exhibit B (the "Company Policy"), pursuant to which the Company will require shareholder approval for future agreements and corporate policies that would obligate the Company to make payments, grants or awards following the death of a senior executive.

II. The Shareholder Proposal may be excluded pursuant to Rule 14a-8(i)(10) because the Shareholder Proposal will have been substantially implemented.

The Company intends to exclude this Proposal from its 2011 proxy materials and respectfully requests that the Staff concur that the Company may exclude the Proposal on the grounds that the Shareholder Proposal will be substantially implemented.

Rule 14a-8(i)(10) permits an issuer to omit a Rule 14a-8 proposal if the company has already "substantially implemented the proposal." The purpose of Rule 14a-8(i)(10) is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." See Release No. 34-12598 (July 7, 1976) (regarding predecessor rule to Rule 14-8(i)(10)). To be moot, the proposal need not be implemented in full or precisely as presented. Rule 14a-8(i)(10) does not require exact correspondence between the actions sought by a shareholder proponent and the issuer's actions in order for the shareholder's proposal to be excluded. Release 34-20091 (Aug. 16, 1983) (discussing Rule 14a-8(c)(10), the predecessor to Rule 14a-8(i)(10)).

Here, the Shareholder Proposal requests that the Board "adopt a policy of obtaining shareholder approval for any future agreements and corporate policies that could oblige the Company to make payments, grants or awards following the death of a senior executive. . . ." The Board intends to adopt the Company Policy at its meeting on February 10, 2011, which is substantially similar to the Shareholder Proposal. The Company respectfully submits that adoption of the Company Policy by the Board will substantially implement the Shareholder Proposal. Therefore, the proposal may be excluded from the 2011 proxy materials pursuant to Rule 14a-8(i)(10).

The Staff has stated that a determination that a company "has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires that a company's actions satisfactorily address the "essential objective" of the proposal, even when the manner by which a company implements the proposal does not correspond precisely to the actions sought by the shareholder proponent. See Release No. 34-20091 at § II.E.6. (Aug. 16, 1983).

Differences between a company's actions and a shareholder proposal are permitted so long as the company's actions satisfactorily address the proposal's essential objective. See, e.g., *Intel Corp.* (avail. Mar. 11, 2003) (concurring that a proposal requesting that Intel's board submit to a stockholder vote all equity compensation plans and amendments to add shares to those plans that would result in material potential dilution was substantially implemented by a board policy requiring a stockholder vote on most, but not all, forms of company stock plans); *Masco Corp.* (avail. Mar. 29, 1999) (allowing exclusion of a proposal seeking specific criteria for outside directors where the company adopted a version of the proposal that included modifications and clarifications).

Here, the Company Policy fully embraces the essential objective of the Shareholder Proposal. The objective of the Shareholder Proposal is to provide for shareholder approval of compensation agreements that will provide for payments grants or awards following the death of a senior executive. Under the Company Policy, the Company would be required to do exactly that, by requiring an affirmative vote of shareholders within 15 months of any such agreement.

Differences between the Shareholder Proposal and the Company Policy are intended to clarify points regarding the specific administration of the Shareholder Proposal. These clarifications are designed to provide additional specificity with respect to the actual implementation of the policy described in the Shareholder Proposal without altering the essential objective of the Shareholder Proposal.

The Company expects that the Board will authorize the Company Policy at the Company's upcoming Board meeting scheduled for February 10, 2011. The Company will promptly notify the Staff once such action has occurred. Given that the Shareholder Proposal requests that the Board "adopt a policy," and the Board will have taken such action by the time the 2011 proxy materials are distributed, the Company respectfully submits that it may exclude the Shareholder Proposal from the Company's 2011 proxy materials pursuant to Rule 14a-8(i)(10) because the Company will have substantially implemented the proposal.

Accordingly, the Company respectfully requests confirmation that the Staff will not recommend enforcement action to the Commission if the Company excludes the Shareholder Proposal based on Rule 14a-8(i)(10) because the Shareholder will have been substantially implemented.

* * * *

If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the determination of the Staff's final position. In addition, the Company requests that the Proponent copy the undersigned on any response it may choose to make to the Staff, pursuant to Rule 14a-8(k).

Please contact the undersigned or Joel Trotter of Latham & Watkins LLP at (202) 637-2165 to discuss any questions you may have regarding this matter.

Very truly yours,



Michael J. O'Brien
Senior Vice President, General Counsel
and Secretary

Enclosures

cc: Cornish F. Hitchcock
Joel H. Trotter, Latham & Watkins LLP

Exhibit A

Proposal from Amalgamated Bank's LongView LargeCap 500 Index Fund

HITCHCOCK LAW FIRM PLLC
1200 G STREET, NW • SUITE 800
WASHINGTON, D.C. 20005-6705
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

9 December 2010

Mr. Michael J. O'Brien
Secretary
Omnicom Group Inc.
437 Madison Avenue
New York, NY 10022

By UPS

Re: Shareholder proposal for 2011 annual meeting

Dear Mr. O'Brien:

On behalf of the Amalgamated Bank's LongView LargeCap 500 Index Fund (the "Fund"), I am re-submitting the enclosed shareholder proposal for inclusion in the proxy statement that Omnicom Group plans to circulate to shareholders in anticipation of the 2011 annual meeting. The proposal is being submitted under SEC Rule 14a-8 and relates to executive compensation.

The Fund is located at 275 Seventh Avenue, New York, N.Y. 10001 and has beneficially owned more than $2000 worth of Omnicom common stock for more than a year. A letter confirming ownership is being submitted under separate cover. The Fund plans to continue ownership through the date of the 2011 annual meeting, which a representative is prepared to attend.

We would be pleased to discuss with you the issues presented by this proposal. If you require any additional information, please let me know.

Very truly yours,



Cornish F. Hitchcock

RESOLVED: The shareholders of Omnicom Group Inc. (the "Company") hereby request the board of directors to adopt a policy of obtaining shareholder approval for any future agreements and corporate policies that could oblige the Company to make payments, grants or awards following the death of a senior executive in the form of unearned salary or bonuses; accelerated vesting or the continuation in force of unvested equity grants; awards of ungranted equity; perquisites; and other payments or awards made in lieu of compensation. This policy would not apply to payments, grants or awards of the sort offered to other Company employees. As used herein, "future agreements" include modifications, amendments or extensions of existing agreements.

SUPPORTING STATEMENT

As shareholders, we support a compensation philosophy that provides sufficient remuneration to motivate and retain talented executives and that ties their pay to the Company's long-term performance. We believe that such a "pay for performance" approach can help align the interests of executives with those of shareholders.

In our view, "golden coffin" arrangements, which can require a company to make significant payments or awards after an executive's death, are inconsistent with that approach. Senior executives should have ample opportunities while alive to contribute to a pension fund, purchase life insurance, or engage in estate planning strategies suitable to their needs. We see no reason to saddle shareholders with payouts in return for no services.

Last year, over 40% of the shares voted were cast in favor of this proposal to give shareholders a say on this topic, yet the current program remains in effect.

In 2006 Omnicom adopted its so-called "SERCR Plan" for four senior executives, who can receive up to $1.25 million annually for 15 years after leaving the Company. These payments can occur even after death if certain criteria are met. The estates of these executives would also receive incentive awards plus accelerated vesting of equity awards.

Omnicom's April 2010 proxy estimated the value of death benefits for the CEO at $23 million and over $10 million apiece for other senior executives. Omnicom also estimated that the value of payouts after a senior executive's death would exceed payouts if an executive is disabled, retires, is terminated without cause, or leaves following a change in control.

Last year Omnicom defended the SERCR Plan by citing a need for "creative" compensation packages to "retain top talent," as well to dissuade executives from competing with the Company after termination. Paying millions of dollars to a someone's estate may indeed be "creative," but we fail to see a deceased executive is being "retained" or could work for a competitor.

In our view, death benefits are contrary to a pay-for-performance philosophy. Our proposal may induce restraint when the board contemplates paying death benefits to senior executives. This proposal would not require prior shareholder approval of an employment contract paying death benefits, but would provide flexibility to seek approval after material terms of an agreement are agreed upon.

We urge shareholders to vote FOR this proposal.

Exhibit B

Proposed Company Policy Regarding Death Benefits

Any future agreements or corporate policies that would oblige the Company to make payments, grants or awards following the death of a current named executive officer in the form of unearned salary or bonuses, accelerated vesting or the continuation in force of unvested equity grants, awards of ungranted equity, or perquisites must be approved by a vote of the holders of a majority of the shares voting on the matter. Such a vote must occur prior to or within 15 months of entry into or modification of the arrangement or agreement.

If a majority of shares voting fail to approve the matter, the provision relating to death benefits shall be deleted from the agreement and the remaining provisions shall not in any way be affected or impaired thereby.

This policy would not apply to payments, grants or awards of the sort offered to other Company employees.

This policy will not apply to compensation agreements existing at the time this policy is adopted. The modification of any existing arrangement or agreement that provides for payments, grants or awards following the death of a named executive officer will not require shareholder approval unless a provision that provides for payments, grants or awards following the death of such named executive officer is modified.

This policy will not require shareholder approval of the compensation package of an employee who becomes a named executive officers if the compensation package was in place prior to the employee becoming a named executive officer.